Exhibit 99.6
Media Release

Rio Tinto files complaint with Icelandic Competition Authority over ISAL smelter power agreement

22 July 2020
LONDON--(BUSINESS WIRE)-- Rio Tinto has today submitted a formal complaint to the Icelandic Competition Authority (ICA) alleging abuse of market dominance by Landsvirkjun, the energy supplier to Rio Tinto’s ISAL aluminium smelter in Iceland.

Rio Tinto is asking the ICA to address anti-competitive conduct by Landsvirkjun through discriminatory pricing and long-duration power contracts, so that the ISAL smelter and other Icelandic manufacturing and businesses are able to compete internationally.
Rio Tinto Aluminium chief executive Alf Barrios said “Landsvirkjun’s abuse of its dominant position in the Icelandic energy market needs to be addressed or Iceland is in danger of losing export industries with major employment like ISAL. ISAL pays significantly more for its energy than other aluminium producers in Iceland, which undermines its competitive position in the market. We cannot continue to produce aluminium in Iceland if the power pricing system is not transparent, fair and internationally competitive. In the meantime, our teams at ISAL will continue to focus on safely reducing cost, improving productivity and delivering on our commitments to customers.”
Rio Tinto’s complaint alleges that pricing terms of the power agreement with Landsvirkjun are discriminatory, abuse its market dominant position and cannot be justified. Landsvirkjun’s supply contracts bind customers to long-duration terms, rendering it impossible for alternative energy suppliers to either enter the Icelandic market or expand operations.
Rio Tinto has actively engaged with Landsvirkjun this year in an attempt to ensure a sustainable future for the smelter and the 500 people that work there. Despite numerous efforts to constructively engage, Rio Tinto has concluded that Landsvirkjun is not ready to provide electricity purchase conditions that will allow ISAL to become sustainable and competitive, and to address its abusive and discriminatory conduct.
Rio Tinto announced a strategic review of the ISAL smelter on 12 February 2020. Rio Tinto is concluding the first phase of the strategic review with the filing of the ICA complaint. If Landsvirkjun does not address its abusive conduct, ISAL will have no choice but to consider termination of its energy contract and commence planning for orderly closure of the smelter.

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jennifer Nolan T +64 4 9161496 M +64 213 819 81
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever T +44 7788 967 877	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404